FOR IMMEDIATE RELEASE

August 25, 2014
ADVANTEST CORPORATION
Shinichiro Kuroe, Representative Director, President & CEO
Stock Code Number: 6857, TSE first section
 Ticker Symbol: ATE, NYSE

CONTACT:
Yoshiaki Yoshida
Director, Managing Executive Officer &
Executive Vice President, Corporate Relations Group
Phone: +81-(0)3-3214-7500

Announcement regarding the Passing of Representative Director

Advantest Corporation (TSE: 6857, NYSE: ATE) today regretfully announces that Mr. Haruo Matsuno, Representative Director and former President of the company, passed away of a cerebral hemorrhage on August 23, 2014. He was 54. We thank you for the warmth you extended to him during his life.

Mr. Matsuno was born on February 14, 1960, in Nagano Prefecture, Japan. He joined Advantest in 1984. In 2008 he was promoted to Senior Vice President of the Production Group, and named an Executive Officer. In 2009, he became the Representative Director, President & CEO of the company. Following his hospitalization in August 2014, he resigned from the latter two positions, but continued as a Representative Director.

Funeral attendance will be limited to family members and close friends. We plan to hold a separate gathering in memory of Mr. Matsuno at a later date; the time and place will be announced when decided.

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